[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

December 2, 2009

VIA EDGAR CORRESPONDENCE

Jay Ingram

Mail Stop 4631

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Polymer Holdings LLC
Form S-1/A Filed November 20, 2009
(File No. 333-162248)

Dear Mr. Ingram:

On behalf of Polymer Holdings LLC (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated November 25, 2009, with respect to the above referenced Form S-1/A filed on November 20, 2009.

The Company has filed today Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, together with this letter via EDGAR submission. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 3.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 3.

Jay Ingram

Securities and Exchange Commission

General

1.	We are continuing to assess the availability of Rule 152 to separate the issuance of the common shares of Kraton Performance Polymers, Inc. and the registered resale of a portion of these shares for the fulfillment of the over-allotment option. Please provide us with a summary comparing the terms of the formation transaction at the time of initial filing and each pre-effective amendment filed thereafter. Specifically address changes in the (i) structure of the pre-IPO transaction and (ii) identity of shareholder(s) who purport to have agreed to provide the shares for the fulfillment of the over-allotment option. Describe the arrangements that establish that the parties’ obligation to exchange their shares (including the formula for calculating the share numbers) was fixed at the time you filed the initial registration statement. Direct us to the specific provisions of all applicable contractual arrangements. To the extent you have modified or restructured the terms of the formation transaction since the time you filed the initial registration statement, discuss the impact that renegotiation of material terms after the filing of the registration statement has on the applicability of Rule 152.

Response

The Company has restructured the offering so that the common shares for the fulfillment of the underwriters’ over-allotment option will come solely from the Company and not from any selling stockholder. As a result of this change, all of the shares to be sold in the offering (including the over-allotment option) will be newly issued shares of common stock not subject to a prior conversion or exchange. Therefore, because there will be no registered resale of common shares in connection with the offering, the Company believes that the applicability of Rule 152 is no longer relevant to this offering.

2.	We reissue comment 5 of our letter dated October 28, 2009. It would greatly aid our understanding of the effects of the conversion if you provide us with a version of your document that gives effect to a possible offering price selected by management from a range of potential prices that management would consider acceptable. Please provide us with a submission with your response.

Response

In response to the Staff’s comment, the Company has added the requested disclosure in Amendment No. 3.

Principal and Selling Stockholders, page 9

3.	Under this heading and on page 122, please identify all entities or persons that will resell shares to cover the underwriters’ over-allotment option.

Response

Jay Ingram

Securities and Exchange Commission

As noted in our response to the Staff’s comment #1, the Company has restructured the offering so that the common shares for the fulfillment of the underwriters’ over-allotment option will come solely from the Company and not from any selling stockholder. Accordingly, the Company has revised the disclosure on pages 9 and 124.

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Please direct any comments or questions regarding this filing to William F. Gorin at (212) 225-2510 or Duane McLaughlin at (212) 225-2106.

Very truly yours,

/s/ DUANE MCLAUGHLIN

Duane McLaughlin

Enclosure

cc:	Stephen Duffy

Polymer Holdings, LLC

Steven Dabney

KMPG

William F. Gorin

Cleary Gottlieb Steen & Hamilton, LLP